UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2021
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Waterfront Shipping takes leadership role in demonstrating simplicity of methanol bunkering to marine industry

Collaborates with Port of Rotterdam, Vopak, NYK and TankMatch to launch the first barge-to-ship methanol bunkering operation in the world

VANCOUVER, British Columbia & ROTTERDAM, The Netherlands (May 11, 2021) – Waterfront Shipping, a wholly-owned subsidiary of Methanex Corporation (Methanex), yesterday demonstrated the ease of ‘barge-to-ship’ bunkering as part of the launch of the world’s first barge-to-ship methanol bunkering operation at the Port of Rotterdam. Waterfront Shipping’s Takaroa Sun—a long-term chartered vessel owned by NYK Bulkship (Asia) Pte. Ltd., and a subsidiary of NYK—which was accorded special mention for Green Ship of the Year, participated in the operation as the inaugural methanol-powered ship to be fuelled by a commercial bunker barge.

The premiere bunkering operation took place at the Vopak Terminal Botlek of Royal Vopak with a bunker barge, “MTS Evidence,” operated by TankMatch. The Port of Rotterdam is the largest seaport in Europe with approximately 30,000 visiting seagoing vessels and 100,000 inland vessels per year.

“Waterfront Shipping has been operating methanol-fuelled ships for over five years now, accumulating over 100,000 combined operating hours—and has been bunkering methanol for its methanol dual-fuelled vessels via cargo shore pipelines near Methanex’s production facilities,” said Paul Hexter, President of Waterfront Shipping. “When appropriate safety measures are followed, we know that methanol is safe to ship, store, handle and bunker using procedures similar to conventional fuels. Today’s methanol bunkering demonstration is another step in helping the shipping industry with its journey to reduce emissions.”

The bunkering demonstration provided further evidence of methanol as a low emission, safe and simple to handle clean fuel that offers a future-proof pathway to a low-carbon future. Liquid at ambient temperature and miscible in water, methanol produces up to 15 percent lower carbon emissions during combustion than traditional fuel oil and is MARPOL Annex VI compliant for SOx emissions, particulate matter and Tier III NOx emissions.

“The Port of Rotterdam fully supports initiatives to reduce pollution and greenhouse gas emissions and promotes sustainability for ships calling here and in other ports,” said Allard Castelein, CEO Port of Rotterdam Authority. “Methanol has proven itself able to meet our very stringent safety standards and can play an important role in meeting the lower emission goals.”

“As shipowners begin to engage in the energy transition, the Vopak terminals have the capabilities and experience to also work with operators of methanol-fuelled vessels and meet their specific requirements,” said Dick Richelle, Commercial Director of Royal Vopak. “Methanol is globally available and has similar storage needs to conventional fuels. This demonstration proves that methanol bunkering is a safe and realistic option as a clean-burning fuel with a sustainable pathway.”

“We are increasingly hearing from vessel operators who want to understand their options for lowering their emissions and want a simple path to IMO compliance,” says Andre Nieman, Chief Executive Officer of TankMatch. “Bunkering with methanol requires a similar level of risk assessment and safety management as other conventional bunker fuels and we found this process simple to manage and execute.”

Methanex is committed to demonstrating ongoing leadership in the use of lower-emission methanol as a marine fuel. Waterfront Shipping recently ordered an additional eight methanol-fuelled vessels to be delivered between 2021 and 2023—with this latest order, approximately 60 percent of its 30-ship fleet will be powered by lower emission, methanol dual-fuel technology.

Further information on the methanol bunkering demonstration will be made available to the marine industry in the coming months.

-End-

About Methanol
Methanol is an essential ingredient for modern-day life and is used to produce everyday products including paints, carpets, fabrics, building materials, and a variety of health and pharmaceutical products. As governments and stakeholders around the world look to reduce their dependency on conventional fuels, improve air quality and reduce greenhouse gas emissions, methanol has emerged as an attractive, economically viable alternative fuel. Today, close to half of global methanol demand is used in fuels and energy-related applications. As a marine fuel, methanol is safe, cost-effective and globally available at close to 90 of the world’s 100 largest ports. Methanol meets the shipping industry’s increasingly strict emissions regulations—it significantly reduces emissions of sulphur oxides (SOx), nitrogen oxides (NOx) and particulate matter, and when produced from renewable sources, offers a pathway to meeting future emissions regulations without further shipowner investment. To view a video about methanol, click here.

About Methanex Corporation
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

About Waterfront Shipping
Waterfront Shipping, a wholly-owned subsidiary of Methanex Corporation, is a global marine transportation company specializing in the safe, responsible and reliable transport of bulk chemicals and clean petroleum products to major international markets in North America, Asia Pacific, Europe and Latin America. Waterfront Shipping operates the world's largest methanol ocean tanker fleet with its fleet comprising vessels from 3,000 to 50,000 deadweight tonnes. Its fleet of 30 modern, deep sea tankers forms a seamless transportation network dedicated to keeping an uninterrupted flow of methanol moving to storage terminals and customers' plant sites around the world. For more information, please visit www.wfs-cl.com.

About the Port of Rotterdam
The aim of the Port of Rotterdam Authority is to strengthen the competitive position of the port of Rotterdam as a logistics hub and a world-class industrial complex in terms of both size and quality. The Port Authority is able and willing to make an impact and so it is focusing on accelerating sustainability in the port and it is a partner in the digitalisation of the port and logistics chains. The Port Authority's core tasks are the sustainable development, management and operation of the port, the maintenance of the smooth and safe handling of shipping and supporting the future-resilience of the port of Rotterdam. For more information, visit www.portofrotterdam.com/en

About Royal Vopak
Royal Vopak is the world’s leading independent tank storage company. We store vital products with care. With over 400 years of history and a focus on sustainability, we ensure safe, clean and efficient storage and handling of bulk liquid products and gases for our customers. By doing so, we enable the delivery of products that are vital to our economy and daily lives, ranging from chemicals, oils, gases and LNG to biofuels and vegoils. We are determined to develop key infrastructure solutions for the world’s changing energy and feedstock systems, while simultaneously investing in digitalization and innovation. Vopak is listed on the Euronext Amsterdam and is headquartered in Rotterdam, the Netherlands. For more information, please visit vopak.com.

About NYK
Nippon Yusen Kabushiki Kaisha (NYK) was founded in 1885 and is one of the world's leading transportation companies. At the end of March 2020, the NYK Group was operating 784 major ocean vessels, as well as fleets of planes and trucks. The NYK Group is based in Tokyo, employs about 35,000 people worldwide, and has regional headquarters in London, New York / New Jersey, Singapore, and Shanghai. In accordance with its medium-term management plan “Staying Ahead 2022 with Digitalization and Green”, the company is promoting digitalization and green initiatives in an effort to optimize the overall supply chain and create new value in the environmental field while working to strengthen the group’s ability to ensure stable revenue and withstand business downturns — thus realizing the company’s basic philosophy of “Bringing value to life” and contributing to the betterment of societies. For more information, please visit www.nyk.com/english/group.

About TankMatch
TankMatch is the pre-eminent service company specializing in the transport and storage of mineral oil products, liquid chemicals and renewable liquid products. We transport by rail, on rivers and canals and through the seaports of Europe. Every day, we serve our customers in the chemical, mineral and sustainable sectors. Our two divisions, TankMatch Inland Shipping and TankMatch Rail incorporate experienced teams, and a modern fleet of double-hulled tankers and tank wagons. The infrastructure of rail and inland waterways are among the most environmentally efficient means of transport. For more information visit www.tankmatch.eu.

For further information, contact:

Methanex Investor Inquiries
Kim Campbell, Director, Investor Relations
+1-604 661 2600 or Toll Free: 1 800 661 8851

Methanex Media Inquiries
Nina Ng, Manager, Global Communications
+1-604 661 2600 or Toll Free: 1 800 661 8851

Port of Rotterdam Media Inquiries
Sjaak Poppe, Spokesperson
+31 6 224 66 553

Vopak Media Inquiries
Liesbeth Lans, Manager, External Communication
+31 (0)10 400 2777 | e-mail: global.communication@vopak.com

NYK Media Inquiries
Yuichi Suzuki, Manager, Media Relations Team, Corporate Communication Group
email: NYKJP.ML.MEDIA@nykgroup.com
TankMatch Media Inquiries
Andre Nieman, CEO
+31 183 89 39 31

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/4f9ae3a0-a11f-4266-8d0c-6a0ef60d5a64

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: May 11, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary